FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 2024

Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K, except for any information contained on any websites linked in this report, shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-261837) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)i

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached ii:		NatWest Group plc 2138005O9XJIJN4JPN90
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights				x
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify) iii:
3. Details of person subject to the notification obligation iv
Name		The Commissioners of His Majesty's Treasury
City and country of registered office (if applicable)		London, England
4. Full name of shareholder(s) (if different from 3.) v
Name		The Solicitor for the Affairs of His Majesty's Treasury
City and country of registered office (if applicable)		London, England
5. Date on which the threshold was crossed or reached vi:		12 December 2024
6. Date on which issuer notified (DD/MM/YYYY):		12 December 2024
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer (8.A + 8.B) vii
Resulting situation on the date on which threshold was crossed or reached	9.99%		9.99%	3,213,267,036
Position of previous notification (if applicable)	10.99%		10.99%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached viii
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rights ix			% of voting rights
		Direct (DTR5.1)	Indirect (DTR5.2.1)	Direct (DTR5.1)	Indirect (DTR5.2.1)
Ordinary Shares of £1.0769 each GB00BM8PJY71		3,213,267,036		9.99%

SUBTOTAL 8. A	3,213,267,036			9.99%

B 1: Financial Instruments according to DTR5.3.1R (1) (a)
Type of financial instrument	Expirationdate x	Exercise/Conversion Period xi		Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

		SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to DTR5.3.1R (1) (b)
Type of financial instrument	Expirationdate x	Exercise/Conversion Period xi	Physical or cash Settlement xii	Number of voting rights	% of voting rights

			SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer xiii

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entity (please add additional rows as necessary) xiv

			x
Name xv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
UK Government Investments Limited, a company wholly-owned by His Majesty's Treasury, is entitled to exercise control over the voting rights which are the subject of this notification (pursuant to certain management arrangements agreed with His Majesty's Treasury).

The Solicitor for the Affairs of His Majesty's Treasury is acting as nominee for The Commissioners of His Majesty's Treasury.

The Commissioners of His Majesty's Treasury	9.99%		9.99%

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional information xvi
The Solicitor for the Affairs of His Majesty's Treasury is acting as nominee for The Commissioners of His Majesty's Treasury (HMT).

The percentage of voting rights held by HMT in NatWest Group plc (NWG), as shown on this form (9.99%), has been calculated following the disposal by HMT of 80,937,402 ordinary shares in NWG since its last TR-1 notification on 22 November 2024, under HMT's trading plan announced on 22 July 2021 and most recently extended on 3 April 2023.

Place of completion	London, England
Date of completion	12 December 2024

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATWEST GROUP plc (Registrant)

Date:	13 December 2024	By:
			Name:	Mark Stevens
			Title:	Assistant Secretary